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                                                                     Exhibit 16


                      [Hein & Associates LLP Letterhead]



April 1, 1999



Securities and Exchange Commission
Washington, D.C. 20549


We are previously principal accountants for Saratoga Resources, Inc., and on January 15, 1998, we reported on the consolidated financial statements of Saratoga Resources, Inc. and subsidiaries as of December 31, 1997 and 1996 and for the years then ended. On March 29, 1999, our appointment as principal accountants of Saratoga Resources, Inc. was terminated. We have read Saratoga Resources, Inc.'s statements included under Item 4 of its Form 8-K dated
March 29, 1999, and we agree with such statements, except that we are not in a position to agree or disagree with Saratoga Resources, Inc.'s statement that the change was approved by the Board of Directors.


Respectfully,

/s/ Hein & Associates LLP
----------------------------
Hein & Associates LLP
Certified Public Accountants